  Exhibit 4.2

AMENDMENT NUMBER ONE
TO 2007 RESTRICTED SHARE AND UNIT PLAN FOR
EMPLOYEES OF COMPASS BANCSHARES, INC. AND ITS SUBSIDIARIES

AS ADOPTED FEBRUARY 15, 2008

The 2007 Restricted Share and Unit Plan for Employees of Compass Bancshares, Inc. and its Subsidiaries, effective as of October 22, 2007 (the “Plan”), is hereby amended as follows:

(1) The following provisions are hereby added at the end of each of Section 7(c)(iii) and Section 8(c)(iii) of the Plan:

“Notwithstanding anything to the contrary herein, however:

(A) If the Participant dies while employed, then any unvested Awards made under this Plan (whether Restricted Shares and/or Restricted Share Units) shall vest and all restrictions shall lapse immediately.

(B) If the Participant’s employment terminates while he or she is Disabled, as defined hereafter, except for Cause, as defined hereafter, then any unvested Awards made under this Plan (whether Restricted Shares and/or Restricted Share Units)  shall vest and all restrictions shall lapse immediately.  As an express condition of the applicability of this subparagraph (B), Participant must agree to cooperate with Compass in determining whether Participant is Disabled, including without limitation providing documentation from health care providers and submitting to medical examinations upon request by Compass.  For purposes of this Plan, a Participant shall be considered “Disabled” if Compass determines that the Participant is disabled as defined in the Compass 401(k) Plan, or any successor plan, as such plan may be amended from time to time, or according to such other reasonable standard that Compass may apply, in its sole discretion. For purposes of this Plan, “Cause” shall mean (i) a willful and material violation of applicable banking laws and regulations, (ii) dishonesty, (iii) theft, (iv) fraud, (v) embezzlement, (vi) commission of a felony or a crime involving moral turpitude, (vii) substantial dependence or addiction to alcohol or any drug, (viii) conduct disloyal to Compass or its affiliates, (ix) willful dereliction of duties or disregard of lawful instructions or directions of the officers or directors of Compass or its affiliates relating to a material matter, or (x) willful violation of any applicable code of conduct maintained by Compass or its affiliates.

(C) If termination of the Participant’s employment is a Severance Plan Termination, as defined hereafter, then any unvested Awards made under this Plan (whether Restricted Shares and/or Restricted Share Units)  shall vest and all restrictions shall lapse immediately.  A “Severance Plan Termination” is a termination within the meaning of the Compass Severance Pay Plan (the “Severance Pay Plan”), as the Severance Pay Plan may exist from time to time (including any amendment to, modification of, addition to, deletion from, or replacement of the Severance Pay Plan), that results in eligibility for benefits under the Severance Pay Plan; provided that, if the termination occurs after a change in control, directly or indirectly, of Compass and if the Participant would have been entitled to benefits under the Severance Pay Plan as it last existed before such change in control, then, for purposes of this Plan only, the termination shall be deemed a Severance Plan Termination even though no benefits may be due under the Severance Pay Plan.  Notwithstanding anything to the contrary herein, this provision is not intended to, and does not, constitute a guarantee or promise that the Severance Pay Plan (in its current or any future form) will be continued.

(2)	All other provisions of the Plan shall remain in full force and effect.